Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
APPLIED DNA SCIENCES, INC.

* * * * *

Applied DNA Sciences, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), DOES HEREBY CERTIFY THAT:

FIRST:   The first paragraph of Article IV of the Certificate of Incorporation of the Corporation is hereby amended and replaced in its entirety to read as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares of stock which the Corporation shall have the authority to issue is 1,360,000,000.  The total number of shares of Common Stock that the Corporation is authorized to issue is 1,350,000,000, with a par value of $0.001 per share.  Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at any meeting of stockholders.  The total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000, with a par value of $0.001 per share.”

SECOND:  That pursuant to resolution of the Board of Directors, the proposed amendment was submitted to the stockholders of the Corporation for consideration at the annual meeting of stockholders held on January 27, 2012 and was duly adopted by the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its Chief Executive Officer, on January 27th, 2012.

APPLIED DNA SCIENCES, INC.

By:	/s/ James A. Hayward
Name: James A. Hayward
Title: Chief Executive Officer